Exhibit 99.1

Polyrizon Announces Filing of Divisional Patent Application for Its Innovative Trap & Target™ (T&T) Intranasal Drug Delivery Platform

Raanana, Israel, Jan. 30, 2025 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company” or “Polyrizon”), a development-stage biotech company specializing in the development of innovative intranasal hydrogels, today announced the filing of a divisional patent application with the Israel Patent Office for its Trap & Target (T&T) platform technology. This application focuses exclusively on protecting the Company’s advanced intranasal drug delivery system, which is designed to enhance the effectiveness of medications by increasing their residence time and ensuring close contact with mucosal tissues and aligns with the Company’s recently announced U.S. patent application which encompasses key aspects of Polyrizon’s two core platform technologies: Capture and Contain (C&C™), a nasal blocker technology, and Trap and Target (T&T™), designed for advanced nasal drug delivery.

The T&T platform represents a significant advancement in intranasal drug delivery, offering a novel approach to improving the bioavailability of active pharmaceutical ingredients (APIs) and addressing critical challenges in both local and systemic drug delivery. The divisional patent application underscores Polyrizon’s commitment to securing comprehensive intellectual property protection for its innovative technology, which aim to revolutionize respiratory health and drug delivery.

Key Potential Features of the Trap & Target (T&T) Platform:

●	Prolonged Residence Time: Enhancing the duration that drugs remain at the nasal absorption site, facilitating better absorption and efficacy.

●	Improved Bioavailability: , Increasing the amount of drug that reaches systemic circulation by bypassing first-pass metabolism and potentially improving therapeutic outcomes.

●	Controlled Release: Allows for precise management of API release kinetics to ensure optimal therapeutic levels over time.

●	Prevention of Dripping: The system is designed to prevent the formulation from dripping out of the nasal cavity to ensure maximum efficacy and patient comfort.

●	Biodegradable Components: Utilizing safe and environmentally friendly biodegradable polymers .

●	Versatility: Compatibility with a wide range of drug types, including small molecules, proteins, peptides, and antibodies, making it suitable for diverse therapeutic applications.

Tomer Izraeli, CEO of Polyrizon, commented: “The filing of this divisional patent application for our Trap & Target platform marks another important step in strengthening our global intellectual property portfolio. We believe that the T&T platform has the potential to transform intranasal drug delivery by improving the efficacy and safety of a wide range of medications. We are committed to advancing this innovative technology to address critical healthcare challenges and improve patient outcomes.”

The T&T platform leverages the nasal cavity’s rich vascularization to facilitate both local and systemic drug delivery, offering a promising solution for various therapeutic applications, such as corticosteroids for allergic rhinitis, benzodiazepines for epileptic seizures and naloxone for opioid overdose. By enhancing drug absorption and bioavailability, the platform has the potential to improve the treatment of respiratory conditions, central nervous system disorders, and other medical needs.

This application aligns with the Company’s recently announced U.S. patent application which encompasses key aspects of Polyrizon’s two core platform technologies: Capture and Contain (C&C™) and Trap and Target (T&T). The Capture and Contain (C&C™) platform utilizes a natural 3D polymeric network engineered to adhere optimally to the nasal mucosa. This advanced network forms a physical barrier that captures and contains airborne biological threats, such as allergens, viruses (such as Influenza), and molds, preventing their penetration and protecting the body.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its commitment to securing comprehensive intellectual property protection for its innovative technology, which aim to revolutionize respiratory health and drug delivery, its belief that the T&T platform has the potential to transform intranasal drug delivery by improving the efficacy and safety of a wide range of medications, its commitment to advancing this innovative technology to address critical healthcare challenges and improve patient outcomes and how the platform has the potential to improve the treatment of respiratory conditions, central nervous system disorders, and other medical needs. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s prospectus (Registration No. 333-266745), dated October 24, 2024 and filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty

Investor Relations

IR@polyrizon-biotech.com